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                              July 29, 2022

       John E. Adent
       President and Chief Executive Officer
       Neogen Corporation
       620 Lesher Place
       Lansing, MI 48912

                                                        Re: Neogen Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed July 27, 2022
                                                            File No. 333-263667

       Dear Mr. Adent:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Unaudited Combined Financial Statements for the Food Safety Business of 3M Company, page
       F-1

   1. We note on page 228 that 3M's Quarterly Report on Form 10-Q filed with the SEC on
                                                        July 27, 2022 has been
incorporated by reference. Accordingly, please update your filing to include the combined
financial statements for the Food Safety Business as of June 30,
                                                        2022 or tell us your
basis for not providing these financial statements citing authoritative literature. In
addition, please update the Summary Historical Combined Financial
                                                        Information of the Food
Safety Business on pages 38 and 39, the Unaudited Pro Forma
                                                        Condensed Combined
Financial Information of Neogen and the Food Safety
                                                        Business starting on
page 103, and Management   s Discussion and Analysis of Financial
                                                        Condition and Results
of Operations starting on page 120 to reflect the historical financial
 John E. Adent
Neogen Corporation
July 29, 2022
Page 2
      information for the Food Safety Business as of June 30, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation
S-X.
       You may contact Ibolya Ignat at 202-551-3636 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn E. Adent
                                                            Division of
Corporation Finance
Comapany NameNeogen Corporation
                                                            Office of Life
Sciences
July 29, 2022 Page 2
cc:       Michael Aiello, Esq.
FirstName LastName